Scott Marcus
(415) 693-2023
smarcus@cooley.com

July 24, 2007

Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, DC 20549

Attention:	Matt Franker Terence O’Brien Tracey McKoy

RE:	Ad. Venture Partners, Inc. Registration Statement on Form S-4 File No. 333-142319

Dear Matt, Terence and Tracey:

Reference is made to Amendment No. 2 to Ad.Venture Partners, Inc.’s (“Ad.Venture”) Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2007 (“Amendment No. 2”). This letter is in response to your letter dated July 23, 2007, setting forth the comments of the Commission’s Staff (the “Staff”) regarding Amendment No. 2 (the “Comment Letter”). This letter includes revised disclosure in response to comments numbers 1, 2 and 4 of the Comment Letter that Ad.Venture intends to file as part of Amendment No. 4 to its above referenced Registration Statement (“Amendment No. 4”). As discussed yesterday, this revised disclosure is being sent prior to the filing of Amendment No. 4 for your review. The text of the Staff’s comments numbers 1, 2 and 4 have been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Certain Other Interests in the Arrangement, page 19

1.
Please explain the business purpose of the $10 million loan from Laurus to a special purpose corporation for the purpose of purchasing shares of AVP common stock. Clarify what will happen to the Ad.Venture common stock purchased with these funds upon maturity of the note and completion of the arrangement. If Laurus will receive the common stock upon payment of the note, please explain why Laurus does not directly purchase the common stock. We note 180 Connect will reimburse the expenses incurred in connection with the special purpose corporation. Please direct us to the agreement filed as an exhibit that contains the terms and conditions related to this transaction. Fully describe other commitments of 180 Connect with regard to this transaction. Explain your consideration of this transaction pursuant to FIN 46R and other accounting guidance, including whether you determined the entity is a variable interest entity and, if so, how you analyzed the entity's expected losses and expected residual returns.

Response: The disclosure on page 19 of Amendment No. 2 has been revised to read as follows. In addition, the following risk factor has been added to page 30 of Amendment No. 2.

Securities and Exchange Commission
Attention: Matt Franker
July 24, 2007
Page Two

In addition, Laurus purchased a $10.0 million promissory note from an unrelated third-party controlled special purpose corporation. The business purpose for this loan was to permit Laurus to invest in Ad.Venture common stock, which it is prohibited from doing directly under the terms of its governing documents. The note bears no interest and matures on August 31, 2007. The special purpose corporation has indicated that it expects to use the $10.0 million proceeds to purchase common stock of Ad.Venture, subject to a limitation that any such shares of common stock cannot be purchased at a price in excess of the amount in Ad.Venture’s trust account on a per share basis. Based on the closing price of Ad.Venture’s common stock on July 23, 2007, the $10.0 million proceeds could be used to purchase up to approximately 16% of Ad.Venture’s outstanding common stock. Expenses incurred in connection with the establishment of the special purpose corporation estimated at approximately $25,000, will be reimbursed by 180 Connect. The note matures on the earlier of August 31, 2007 and the completion of the arrangement and is repayable at such time by delivery of all Ad.Venture common stock and other assets held by the special purpose corporation. We expect that upon maturity of the note, irrespective of whether the arrangement is completed, Laurus would obtain possession of all Ad.Venture common stock and other assets held by the special purpose corporation. Thereafter, we expect that the special purpose corporation would be dissolved. The special purpose corporation is not affiliated with either Ad.Venture or 180 Connect and neither Ad.Venture nor 180 Connect will have any interest in or control (including voting control) over either the special purpose corporation, any purchases made by the special purpose corporation or any shares of Ad.Venture common stock purchased by the special purpose corporation. Although Ad.Venture anticipates that any shares purchased by the special purpose corporation would be purchased in privately negotiated transactions and, given Laurus’ exposure under the 180 Connect credit facility, would be voted in favor of the arrangement, neither the special purpose corporation nor Laurus have agreed to make any specific amount of purchases or to vote any shares purchased in any specific manner.

Laurus, one of 180 Connect’s lenders, may become the beneficial owner of up to approximately 16% of Ad.Venture’s common stock and may have interests that differ from your interests in determining whether the arrangement should be approved.

In connection with the $10.0 million promissory note purchased by Laurus from an unrelated third-party controlled special purpose corporation, as described under “The Arrangement Proposal - Certain other Interests in the Arrangement”, up to approximately 16% of Ad.Venture’s outstanding common stock could be purchased with the proceeds from the note based on the closing price of Ad.Venture’s common stock on July 23, 2007. Ad.Venture anticipates that any shares purchased by the special purpose corporation would be voted in favor of the arrangement. In addition, given Laurus’ exposure under the 180 Connect credit facility, it is in Laurus’ business interest that such shares are voted in favor of the arrangement and that the arrangement is approved, which may differ from your interests.

Securities and Exchange Commission
Attention: Matt Franker
July 24, 2007
Page Three

Opinions of New Century Capital, page 53
July 2, 2007 Opinion, page 58

2.
We note that although the financial projections used in each opinion's discounted cash flow analysis were the same, New Century Capital reviewed "other information, financial studies, analyses and investigations" in rendering its July 2, 2007, opinion. Please elaborate on the nature of these additional materials.

Response: Bullet number 8 on page 59 of Amendment No. 2 has been revised to read as follows:

•
financial studies, analyses and investigations, including due diligence discussions with 180 Connect's senior management team with respect to the financial forecast for fiscal year 2007 and with 180 Connect's independent registered public accounting firm regarding the reclassification of accounts as disclosed in 180 Connect’s financial statements for the year ended December 31, 2006 and the quarter ended March 31, 2007; and

Material U.S. Federal Income Tax Consequences of the Arrangement, page 64
Consequences of the Arrangement for U.S. Holders, page 66

4.
Delete the statement from the concluding paragraph under this heading that the disclosure under this heading "is for general information only . . . ." Similarly revise the language in the Joint Tax Election paragraph under 180 Connect Shareholders Resident in Canada on page 72.

Response: The language “is for general information only and” has been deleted from  the disclosure on page 69 of Amendment No. 2. The third to last sentence under the  first paragraph under the heading “Joint Tax Election” on page 72 of Amendment No. 2  has been deleted and the next sentence has been revised to read as follows:

Securities and Exchange Commission
Attention: Matt Franker
July 24, 2007
Page Four

The law in this area is complex and contains numerous technical requirements not discussed herein.

Please do not hesitate to contact me at (415) 693-2023 if you have any questions or would like additional information.

Sincerely,

/s/ Scott Marcus

Scott Marcus

cc: Howard S. Balter, Chairman and Chief Executive Officer, Ad.Venture Partners, Inc.